UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Harvard Bioscience, Inc.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-33957	04-3306140
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

84 October Hill Road, Holliston, MA	01746
(Address of Principal Executive Offices)	(Zip Code)

Michael A. Rossi	(508) 893-8999
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01   Conflict Minerals Disclosure and Report

Harvard Bioscience, Inc. (“Harvard Bioscience” or “the Company”) has evaluated its current product lines and has determined in good faith that during 2019 it manufactured or contracted to manufacture products as to which columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin, and tungsten (herein referred to as “Conflict Minerals”) are necessary to the functionality or production of such products (herein referred to as “Covered Products”). Based on such determination, Harvard Bioscience conducted a reasonable country of origin inquiry, or RCOI, that was reasonably designed to determine whether any of the Conflict Minerals in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola); or were from recycled or scrap sources.

Following the RCOI, Harvard Bioscience exercised due diligence on the source and chain of custody of its applicable products. Information on the RCOI, steps we have taken to exercise due diligence on the source and chain of custody of any Conflict Minerals in the Covered Products and the results of this due diligence, are disclosed in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.

Conflict Minerals Disclosure

A copy of Harvard Bioscience’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at: http://investor.harvardbioscience.com/corporate-governance.cfm.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02   Exhibit

Harvard Bioscience, Inc. has filed its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01  Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Harvard Bioscience, Inc.
(Registrant)

/s/ Michael A. Rossi
By: Michael A. Rossi, Chief Financial Officer	May 29, 2020